Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

BASIC
Weighted average number of common
shares outstanding used in computing
basic earnings per share	21,628,229	25,521,144	21,478,374	25,434,880

Net Income	$7,665,000	$11,385,000	$14,905,000	$20,697,000

Basic earnings per share	$0.35	$0.45	$0.69	$0.81

DILUTED
Weighted average number of common
shares outstanding used in computing
basic earnings per share	21,628,229	25,521,144	21,478,374	25,434,880
Assumed exercise of stock options	2,686,248	2,472,973	2,628,761	2,427,060
	24,314,477	27,994,117	24,107,135	27,861,940

Net Income	$7,665,000	$11,385,000	$14,905,000	$20,697,000

Basic earnings per share	$0.32	$0.41	$0.62	$0.74